Exhibit 10.7
Summary of Compensation Arrangements with Directors
2010 Fiscal Year

For the 2010 fiscal year, the independent directors of the Board determined that each of the Company’s directors would receive a cash retainer fee for his service, paid quarterly. The total cash retainer paid to each director was as follows:

Director Name	Cash Retainer during Fiscal Year 2010
J. Ward McConnell, Jr. Executive Chairman of the Board	$150,000
Marc H. McConnell Executive Vice Chairman of the Board	$58,000
Thomas E. Buffamante	$30,000
David R. Castle	$30,000
Fred W. Krahmer	$30,000
James Lynch	$30,000
Douglas McClellan	$30,000

The Company also reimburses directors for out-of-pocket expenses related to their attendance at board meetings and performance of other services as Board members.

In addition, the independent directors of the Board determined that the Executive Chairman of the Board and Executive Vice Chairman of the Board would be eligible for discretionary cash bonuses following fiscal year end, based on Company performance and services rendered during the fiscal year, and in accordance with a recommendation by independent directors.

Further, pursuant to the Company’s 2007 Non-Employee Directors’ Stock Option Plan, each director is automatically granted non-qualified stock options to purchase 2,000 (post-split) shares of the Company’s common stock on the date of the 2010 Annual Meeting of Stockholders. The options have a five-year term and were immediately exercisable at a price equal to the grant-date fair value.